As filed with the Securities and Exchange Commission on December 13, 2022

Securities Act File No. 333-258155

File No. 814-01424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 5	☒

Apollo Debt Solutions BDC

(Exact name of registrant as specified in charter)

9 West 57th Street

New York, NY 10019

(212) 515-3450

(Address and telephone number, including area code, of principal executive offices)

Kristin Hester

Apollo Debt Solutions BDC

9 West 57th Street

New York, NY 10019

(Name and address of agent for service)

COPIES TO:

David W. Blass, Esq.

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-258155) of Apollo Debt Solutions BDC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Apollo Debt Solutions BDC are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENT

PAGE
Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of August 10, 2021	F-3
Notes to Financial Statement	F-4

(2) Exhibits

(a)(1)	Declaration of Trust of the Registrant(1)

(a)(2)	First Amended and Restated Declaration of Trust of the Registrant(1)

(a)(3)	Second Amended and Restated Declaration of Trust of the Registrant(1)

(a)(4)	Amended and Restated Agreement and Declaration of Trust of the Registrant(1)

(a)(5)	Amended and Restated Agreement and Declaration of Trust of the Registrant(2)

(a)(6)	Second Amended and Restated Agreement and Declaration of Trust of the Registrant(4)

(b)	Form of Bylaws of the Registrant(1)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)(1)

(e)	Form of Distribution Reinvestment Plan(2)

(g)	Form of Advisory Agreement(1)

(h)(1)	Form of Intermediary Manager Agreement(1)

(h)(2)	Form of Selected Intermediary Agreement(2)

(h)(3)	Form of Distribution and Shareholder Servicing Plan of the Registrant(1)

(j)	Form of Custodian Agreement(1)

(k)(1)	Form of Administration Agreement(1)

(k)(2)	Form of Escrow Agreement(1)

(k)(3)	Form of Agency Agreement(1)

(k)(4)	Form of Multi-Class Plan(1)

(k)(5)	Form of Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser(1)

(k)(6)	Facility Agreement between Apollo Debt Solutions BDC and Goldman Sachs Bank USA, as financing provider, dated February 22, 2021(1)

(k)(7)	Loan and Servicing Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Morgan Stanley Senior Funding, Inc., as administrative agent.(5)

(k)(8)	Purchase and Sale Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC and Apollo Debt Solutions BDC.(6)

(k)(9)	Credit and Security Agreement, dated as of January 7, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent.(7)

(k)(10)	Sale and Contribution Agreement, dated January 7, 2022, by and between Cardinal Funding LLC and Apollo Debt Solutions BDC.(8)

(k)(11)	Senior Secured Revolving Credit Agreement between Apollo Debt Solutions, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, dated March 11, 2022(9)

(k)(12)	Amendment No. 1 to the Credit and Security Agreement, dated as of April 7, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent.(10)

(k)(13)	Senior Credit Facility Agreement dated July 7, 2022, between Grouse Funding, as borrower, the lenders from time to time parties thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral agent and collateral custodian, and Virtus Group, LP, as collateral administrator. (11)

(k)(14)	Sale and Contribution Agreement dated July 7, 2022, between Apollo Debt Solutions BDC, as seller, and Grouse Funding LLC, as purchaser. (12)

(k)(15)	Non-Recourse Carveout Guaranty Agreement dated July 7, 2022, by Apollo Debt Solutions BDC in favor of (a) State Street Bank and Trust Company as collateral agent for and on behalf of the Secured Parties and (b) Goldman Sachs Bank USA as lender, administrative agent and calculation agent. (13)

(k)(16)	Amendment No. 4 to the Credit and Security Agreement, dated as of December 9, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent. (14)

(l)	Opinion of Richards, Layton & Finger, P.A.(2)

(n)	Consent of Independent Registered Public Accounting Firm(3)

(p)	Subscription Agreement for Seed Capital(2)

(r)(1)	Code of Ethics of the Fund(1)

(r)(2)	Code of Ethics of the Adviser(1)

(s)	Power of Attorney(1)

*	Filed herewith.
(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on July 23, 2021
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on October 26, 2021
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on October 28, 2021
(4)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on December 21, 2021
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on January 11, 2022
(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on January 11, 2022
(7)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on January 11, 2022
(8)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on January 11, 2022
(9)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 15, 2022
(10)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 20, 2022
(11)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 11, 2022
(12)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on July 11, 2022
(13)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on July 11, 2022
(14)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 12, 2022

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$545,500
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue Sky Expenses	$342,815
Advertising and sales literature	$706,000
Due Diligence	$318,000
Miscellaneous fees and expenses	$877,685

Total	$6,766,500

Item 28.	Persons Controlled By Or Under Common Control

None.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at December 21, 2021.

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.01 par value	1

Item 30.	Indemnification

The information contained under the heading “Description of our Shares.” “Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to breaking escrow, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Apollo Credit Management LLC, and each managing director, director or executive officer of Apollo Credit Management, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Apollo Credit Management, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-72098), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

4)	the Registrant;

5)	the transfer agent;

6)	the Custodian;

7)	the Adviser; and

8)	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 13th day of December 2022.

APOLLO DEBT SOLUTIONS BDC

By:	/s/ Earl Hunt
Name:	Earl Hunt
Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Earl Hunt Earl Hunt	Chairperson, Chief Executive Officer and Trustee	December 13, 2022

/s/ Amit Joshi Amit Joshi	Chief Financial Officer	December 13, 2022

/s/ Meredith Coffey* Meredith Coffey	Trustee	December 13, 2022

/s/ Christine Gallagher* Christine Gallagher	Trustee	December 13, 2022

/s/ Michael Porter*	Trustee	December 13, 2022
Michael Porter

/s/ Carl J. Rickertsen* Carl J. Rickertsen	Trustee	December 13, 2022

*By:	/s/ Earl Hunt
Early Hunt
As Agent or Attorney-in-Fact

December 13, 2022

The original powers of attorney authorizing Earl Hunt, Amit Joshi, Joseph Glatt, Isabelle Gold and Kristin Hester to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement.